
THIS ONE HAS Tequila IN IT
RANCH RIDER
Vodka

## Brian Murphy · 2nd

Co-Founder at Ranch Rider Spirits Co.

Austin, Texas, United States · Contact info

500+ connections

1 mutual connection: Lamar Romero

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Ranch Rider Spirits Co.

Amherst College

## Activity

2,411 followers

Brian Murphy commented on a post • 1w

Well deserved!!!!

72 — 13 comments

Brian Murphy commented on a post • 2w

Daniel Seong is the best!!

9 — 5 comments

Brian Murphy commented on a post • 3w

Don't you quiz my boy on input costs Ian King!!

943 — 142 comments • 13 reposts

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## Experience

**Co-Founder**
Ranch Rider Spirits Co. · Full-time
Jan 2020 - Present · 3 yrs 1 mo

**Co-Founder**
Ranch Hand
Nov 2016 - Present · 6 yrs 3 mos
Austin, Texas

Stop eating shit for lunch.

...see more

Ranch Hand
Stop eating shit for lunch.

**Senior Associate**
Dimensional Fund Advisors
May 2017 - Jul 2017 · 3 mos
Austin, Texas Area

**Director, Brand Partnerships**
Show Cobra
Sep 2015 - Jun 2016 · 10 mos
Williamsburg

Show Cobra is the award winning creative and production agency that lives within LoveLive, a music & technology company. We combine best in class production expertise with technology to mark ...see more

**Digital Account Executive / B2B Marketing**
Uproxx Media
Apr 2013 - Aug 2015 · 2 yrs 5 mos
NYC

Uproxx is home to the largest and most relevant male focused online and mobile news, entertainment, and lifestyle destinations. Reaching more than 85 million highly-engaged users per month, W ...see more

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## Education

**Amherst College**
Bachelor of Arts (BA), Economics
Activities and societies: First Team All-NESCAC Wide Receiver

**Evanston Township High School (ETHS)**

**The University of Texas at Austin**
Master of Business Administration (MBA)

Show all 4 education →

## Skills

**Social Media**

Endorsed by Builder Brock and 1 other who is highly skilled at this

Endorsed by 3 colleagues at TaylorMade Golf Company

25 endorsements

**Microsoft Excel**

13 endorsements

**Market Research**

Endorsed by 2 colleagues at TaylorMade Golf Company

13 endorsements

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## Recommendations

Received Given

**Nothing to see for now**
Recommendations that Brian receives will appear here.

## Languages

**Italian**

## Interests

Top Voices Companies Groups Schools

**Brad Feld** · 2nd
Partner at Foundry
342,883 followers

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